Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
PLACING OF NEW SHARES UNDER GENERAL MANDATE

NON-EXEMPT CONNECTED TRANSACTIONS
(1) POTENTIAL SUBSCRIPTION OF NEW SHARES UNDER SPECIAL MANDATE BY
DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD.

AND

(2) RELEASE OF DATANG FROM LOCK-UP RESTRICTION

PRE-EMPTIVE RIGHT OF TSMC

J.P.Morgan RBS

as Joint Placing Agents

PLACING OF NEW SHARES

On 8 July 2010, the Company entered into the Placing Agreement with the Placing Agents whereby the Company conditionally agreed to place, through the Placing Agents, up to 1,500 million Placing Shares to not less than six independent Placees at a price of HK$0.52 per Placing Share.

Assuming the maximum number of 1,500 million Placing Shares are successfully placed, the Placing Shares represent (i) approximately 6.18% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 5.82% of the issued share capital of the Company as enlarged by the issue of the Placing Shares.

The Placing Price represents (i) a discount of approximately 11.9% to the closing price of HK$0.59 per Share as quoted on the Stock Exchange on 7 July 2010, being the last full trading day immediately before the execution of the Placing Agreement; (ii) a discount of approximately 14.75% to the average closing prices of approximately HK$0.61 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 7 July 2010; and (iii) a discount of approximately 17.20% to the average closing prices of approximately HK$0.63 per Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 7 July 2010.

On the assumption that the maximum number of 1,500 million Placing Shares are successfully placed, the maximum gross proceeds of the Placing will be approximately HK$780 million and the maximum net proceeds of the Placing (after deduction of relevant expenses in the estimate amount of approximately HK$25 million) will amount to approximately HK$755 million. The net proceeds raised upon completion of the Placing will be approximately HK$0.50 per Placing Share. The maximum aggregate nominal value of the Placing Shares will be HK$4,650,000.

THE POTENTIAL DATANG SUBSCRIPTIONS

Reference is made to the 2008 Announcement and the Company’s announcement dated 7 July 2010 relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by Datang.

As stated in the Company’s announcement dated 7 July 2010, the Company has been informed by Datang that it would be interested in exercising its pre-emptive right in relation to the placing of new Shares. Datang has also indicated to the Company that it wishes to subscribe for the Datang Further Shares in addition to the Datang Pre-emptive Shares at a price equivalent to the Placing Price of HK$0.52 per Share, for an aggregate purchase price (for the Datang Further Shares as well as the Datang Pre-emptive Shares) amounting up to an aggregate of approximately US$100 million. The issue of the Datang Subscription Shares to Datang is expected to be subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals. Assuming the maximum number of 1,500 million Placing Shares are successfully placed, the number of Datang Pre-emptive Shares will amount to approximately 269,730,844 new Shares and the number of Datang Further Shares will amount to approximately 1,228,346,079 new Shares.

The Datang Pre-emptive Shares will represent (i) up to approximately 1.11% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 1.04% of the issued share capital of the Company as enlarged by the issue of the Placing Shares and the Datang Pre-emptive Shares (both assuming the maximum number of 1,500 million Placing Shares are successfully placed).

The Datang Subscription Shares will represent (i) up to approximately 6.17% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 5.49% of the issued share capital of the Company as enlarged by the issue of the Placing Shares and the Datang Subscription Shares (both assuming the maximum number of 1,500 million Placing Shares are successfully placed).

A further announcement will be made upon the entering into by the Company of the agreement with Datang with respect to the Datang Subscriptions.

On the assumption that Independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the Datang Subscriptions will be up to approximately US$100 million.

RELEASE OF DATANG FROM LOCK-UP RESTRICTION

As disclosed in the 2008 Announcement, pursuant to the Datang Share Purchase Agreement, Datang is required not to transfer any Datang Existing Shares without the prior written consent of the Company for a period of two (2) years from the closing date of the Datang Share Purchase Agreement of 24 December 2008.

On 8 July 2010, an Amendment Letter was executed between the Company and Datang pursuant to which the Company agreed to waive the above lock-up restriction on Datang under the Datang Share Purchase Agreement. The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way. The Amendment Letter is subject to Independent Shareholders’ approval which will be conditional upon the completion of the Datang Subscriptions.

The Amendment Letter constitutes a connected transaction and is subject to Independent Shareholders’ approval.

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Shares constituting 7.37% of the enlarged issued share capital of the Company.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new Shares, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new Shares being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new Shares. TSMC’s pre-emptive right is applicable to the Placing, to Datang’s potential exercise of its pre-emptive right to subscribe for Shares in connection with the Placing and to any subscription of further Shares by Datang. Pursuant to the TSMC Share and Warrant Issuance Agreement, completion of any such Share issue to TSMC upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. TSMC’s exercise of its pre-emptive right to subscribe for Shares in connection with the Placing and the potential Datang Subscriptions will be at a price equivalent to the Placing Price and conditional on the obtaining of the necessary governmental approval and (in respect of the potential Datang Subscriptions) the obtaining of Shareholders’ approval for the TSMC Special Mandate.

The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Placing and the Datang Subscriptions for the above purpose and will provide TSMC with a final notice confirming the number of Placing Shares successfully placed and the number of Datang Further Shares. Pursuant to the TSMC Share and Warrant Issue Agreement, TSMC is deemed to have elected not to exercise the pre-emptive right with respect to its pro rata portion of the new Shares, being the TSMC Placing Shares and, upon the Datang Subscriptions, together with the TSMC Further Shares, if it does not respond to the final notice within ten (10) Business Days following the date of the final notice. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

USE OF PROCEEDS FROM THE PLACING AND THE DATANG SUBSCRIPTIONS

The Company proposes to use the net proceeds of the Placing and the Datang Subscriptions for the Group’s capacity expansion.

LISTING RULES IMPLICATIONS

As Datang is a connected person (as defined in the Listing Rules) of the Company, the Datang Subscription Agreement and the Amendment Letter are subject to approval by the Independent Shareholders at the EGM. The Company will at the same time seek approval from its Independent Shareholders to grant a Special Mandate for the issue of the Datang Subscription Shares to Datang.

To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving the Datang Subscription Agreement, the Special Mandate, the Amendment Letter, and the transactions contemplated thereunder at the EGM (except in relation to the potential TSMC Special Mandate).

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Subscriptions, the Special Mandate and the Amendment Letter, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable, whether the entering into of the Datang Subscription Agreement and the Amendment Letter and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser.

The Independent Board Committee will appoint an independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable and the reasons thereof, whether the entering into of the Datang Subscription Agreement and the Amendment Letter are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote.

SUSPENSION AND RESUMPTION OF TRADING OF ADS

Trading in the Company’s ADSs on the NYSE was suspended from 9:30 a.m. (New York time) on 7 July 2010 at the request of the Company, and a request has been made to resume trading in the ADSs with effect from 9:30 a.m. (New York time) on 8 July 2010.

GENERAL

A circular containing, among other things, further details of the Datang Subscription Agreement, the Special Mandate, the Amendment Letter, the TSMC Special Mandate (if applicable) and a letter from the Independent Board Committee, an opinion from the independent financial adviser together with the notice convening the EGM to approve (i) the Datang Subscription Agreement, (ii) the Special Mandate, (iii) the Amendment Letter and (iv) the TSMC Special Mandate (if applicable) will be despatched to the Shareholders in accordance with the requirements of the Listing Rules.

The Placing Shares and any TSMC Placing Shares will be issued under the General Mandate, and the Datang Subscription Shares and any TSMC Further Shares will be issued under the Special Mandate and the potential TSMC Special Mandate, respectively, if granted by the Independent Shareholders. Completion of each of the Placing and the Datang Subscriptions is conditional upon, among other things, the Listing Committee agreeing to grant the listing of, and permission to deal in, the Placing Shares and the Datang Subscription Shares, respectively.

Shareholders and potential investors should note that completion of each of the Placing and the Datang Subscriptions is or will be subject to the fulfilment of the respective conditions precedent under the Placing Agreement and the Datang Subscription Agreement. As the Placing, the Datang Subscriptions and the potential TSMC Subscriptions may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

=============================================================================

THE PLACING AGREEMENT

Date

8 July 2010

Parties

(i)	The Company, as issuer

(ii)	J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch, as Placing Agents

Placing Agents and the Placees

J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch, as Placing Agents for the Company, has conditionally agreed to procure the Placees to subscribe for up to 1,500 million Placing Shares at the Placing Price of HK$0.52 per Placing Share and in consideration thereof, each Placing Agent will receive a placing commission of 3.0% on the gross proceeds of the actual number of the Placing Shares being placed by it upon completion of the Placing. The placing commission was determined after arm’s length negotiation between the Company and each of the Placing Agents. The Company is of the view that the placing commission with reference to the market rate is fair and reasonable.

To the best of the Company’s knowledge, information and belief and having made all reasonable enquiries, each of the Placing Agents and its ultimate beneficial owners are not connected persons of the Company and are third parties independent of and not connected with the Company and its connected persons.

The Placing Shares will be placed to not less than six Placees. To the best of the Company’s knowledge, information and belief and having made all reasonable enquiries, the Placees will not be connected persons of the Company and will be independent of and not connected with the Company and its connected persons. It is expected that none of the Placees will become a substantial Shareholder (as defined in the Listing Rules) immediately after the Placing.

Number of the Placing Shares

Assuming the maximum number of 1,500 million Placing Shares are successfully placed, the Placing Shares represent (i) approximately 6.18% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 5.82% of the issued share capital of the Company as enlarged by the issue of the Placing Shares (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and completion of the Placing save for the issue of such Placing Shares).

Placing Price

The Placing Price of HK$0.52 per Placing Share was determined with reference to the prevailing market price of the Shares and was agreed after arm’s length negotiations between the Company and the Placing Agent. The Placing Price represents:

(i)	a discount of approximately 11.86% to the closing price of HK$0.59 per Share as quoted on the Stock Exchange on 7 July 2010, being the last trading day immediately before the execution of the Placing Agreement;

(ii)	a discount of approximately 14.75% to the average closing prices of approximately HK$0.61 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 7 July 2010; and

(iii)	a discount of approximately 17.20% to the average closing prices of approximately HK$0.63 per Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 7 July 2010.

On the assumption that the maximum number of 1,500 million Placing Shares are successfully placed, the maximum gross proceeds of the Placing will be approximately HK$780 million and the maximum net proceeds of the Placing (after deduction of relevant expenses and commissions in the estimate amount of approximately HK$25 million) will amount to approximately HK$755 million which is intended to be used for the Group’s capacity expansion. The net proceeds raised per Placing Share upon completion of the Placing will be approximately HK$0.50 per Placing Share. The maximum aggregate nominal value of the Placing Shares will be HK$4,650,000.

Ranking of the Placing Shares

The Placing Shares, upon issue, will rank pari passu in all respects among themselves and with the Shares in issue on the date of completion of the Placing.

General Mandate

The Placing Shares will be allotted and issued under the General Mandate pursuant to which the Directors are authorised to allot and issue up to 4,493,410,411 new Shares.

As at the date of this announcement, no new Shares have been issued and allotted pursuant to the General Mandate. The Placing of and the allotment and issue of the Placing Shares are not subject to Shareholders’ approval.

Conditions of the Placing

Completion of the Placing is conditional upon the following:

(i)	the Listing Committee granting listing of and permission to deal in the Placing Shares (and such listing and permission not subsequently revoked prior to the Closing Date);

(ii)	delivery to the Placing Agents of opinions , dated the Closing Date of:

(a)	Conyers Dill & Pearman, legal advisers to the Company as to the laws of the Cayman Islands, in form and substance satisfactory to the Placing Agents;

(b)	Slaughter and May, legal advisers to the Company as to Hong Kong law, in form and substance reasonably satisfactory to the Placing Agents;

(c)	Wilson, Sonsini, Goodrich & Rosati, P.C., special U.S. Federal securities law counsel to the Company as to certain U.S. Federal securities laws, in form and substance satisfactory to the Placing Agents; and

(d)	Linklaters, legal advisers to the Placing Agents as to certain U.S. Federal securities laws, in form and substance satisfactory to the Placing Agents.

Application will be made by the Company to the Listing Committee for the grant of the listing of, and permission to deal in, the Placing Shares.

Undertakings by the Company

The Company has undertaken that, for a period commencing on the date of the Placing Agreement and ending on the date falling on 90 days after the Closing Date (inclusive), without first having obtained the prior written consent of the Placing Agents:

(i)	the Company will not, except for the issue of the Placing Shares and save pursuant to (1) the terms of any employee share option scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of this Agreement; (2) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association; (3) the issue of Shares to Datang pursuant to any exercise of pre-emptive rights by Datang under the Datang Share Purchase Agreement and the issue of Datang Further Shares and (4) any issue of Shares and/or warrants to TSMC pursuant to (a) any exercise by TSMC of its pre-emptive rights under the TSMC Share and Warrant Issuance Agreement, (b) any exercise by TSMC of, and pursuant to the adjustment provisions under, the warrant to be issued by the Company pursuant to the Warrant Agreement dated 5 July 2010 between the Company and TSMC, (c) the offering, allotment or issue of any Shares and/or warrants pursuant to any request of TSMC as an alternative transaction under the TSMC Share and Warrant Agreement and (d) the TSMC Share and Warrant Agreement as contemplated under the section entitled “Closing” thereunder:

(a)	allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interest in Shares; or

(b)	agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in Clause (a) above; or

(c)	announce any intention to enter into or effect any such transaction described in Clauses (a) or (b) above,

without first having obtained the written consent of the Placing Agents (such consent not to be unreasonably withheld or delayed).

United States Securities Law Matters

The Placing Shares, the Datang Pre-emptive Shares, the Datang Further Shares and the TSMC Subscription Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to US Persons (as defined in the US Securities Act) unless such Shares are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. There will be no public offering of such Shares in the United States. This announcement does not constitute an offer of any securities for sale.

Completion of the Placing

Completion of the Placing shall take place not later than 9:30 a.m. on the Business Day after the fulfilment of the first condition set out above (or such later date as may be agreed in writing between the Company and the Placing Agents).

Termination

The Placing Agreement may be terminated by the Placing Agent if at any time prior to 9:30 a.m. on the Closing Date:

(i)	there develops, occurs or comes into force:

(a)	any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of the Placing Agents has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(b)	any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of the Placing Agents is or would be materially adverse to the success of the Placing; or

(c)	any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of the Placing Agents is or would be materially adverse to the success of the Placing or make it impracticable or inexpedient to proceed therewith; or

(d)	a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

(e)	a change or development involving a prospective change in taxation which materially adversely affects the Group as a whole or the Placing Shares or the issuance thereof; or

(f)	any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(g)	any suspension of dealings in the Shares on the Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than as a result of the Placing and/or the Announcements); or

(h)	any moratorium, suspension or material restriction on trading in shares or securities generally on the Stock Exchange, the Shanghai Stock Exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Closing Date; or

(i)	any breach of any of the representations, warranties and undertakings by the Company set out in the Placing Agreement comes to the knowledge of any of the Placing Agents or any event occurs or any matter arises on or after the date of the Placing Agreement and prior to the Closing Date which if it had occurred or arisen before the date of the Placing Agreement would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of the Placing Agreement on the part of the Company; or

(j)	there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of the Placing Agents is materially adverse to the success of the Placing, then and in any such case, the Placing Agents may terminate the Placing Agreement without liability to any of the Placing Agents and/or the Company (other than for any antecedent breach) by giving notice in writing to the Company, which notice may be given at any time prior to 9:30 a.m. (Hong Kong time) on the Closing Date.

THE POTENTIAL DATANG SUBSCRIPTIONS

Pre-emptive rights of Datang under the Datang Share Purchase Agreement

Reference is made to the 2008 Announcement and the Company’s announcement dated 7 July 2010 relating to, among other things, the potential exercise of pre-emptive right and further subscription of new Shares by Datang. Datang currently holds 3,699,094,300 Shares.  Pursuant to the Datang Share Purchase Agreement, Datang has a right to purchase Relevant Securities (subject to compliance with, among other things, the Listing Rules) in the event that the Company proposes, following completion of the 2008 Datang Subscription, to issue Relevant Securities, to enable Datang to hold after such issue:

(a)	in the case of offer to investors that would result in a prospective largest shareholder (other than an underwriter that is placing on behalf of the Company the Relevant Securities in a bona fide capital markets transaction), one Share more than the number of Shares proposed to be beneficially owned by the prospective largest shareholder unless:

(i)	Datang holds less than 2,774,320,725 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company; or

(ii)	at least two-thirds of the Board (excluding the members of the Board nominated by Datang) in good faith resolves in writing that such exercise is not in the best interests of the Company and the Shareholders as a whole; and

(b)	in case of the issue of the Relevant Securities other than (a) above, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of the Relevant Securities, provided that Datang (together with Datang Holdings (Hongkong) Investment Company Limited, a subsidiary of Datang) maintains an ownership interest equal to at least 1,849,547,150 Shares (as appropriately adjusted for stock splits, stock consolidation, stock dividends, recapitalizations and the like) of the total nominal share capital of the Company.

As stated in the Company’s announcement dated 7 July 2010, the Company has been informed by Datang that it would be interested in exercising its pre-emptive right in relation to the placing of new Shares. Datang has also indicated to the Company that it wishes to subscribe for the Datang Further Shares in addition to the Datang Pre-emptive Shares at a price equivalent to the Placing Price of HK$0.52 per Share, for an aggregate purchase price (for the Datang Further Shares as well as the Datang Pre-emptive Shares) amounting up to an aggregate of approximately US$100 million. The issue of Datang Subscription Shares to Datang is expected to be subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals. Assuming the maximum number of 1,500 million Placing Shares are successfully placed, the number of Datang Pre-emptive Shares will amount to approximately 269,730,844 new Shares and the number of Datang Further Shares will amount to approximately 1,228,346,079 new Shares.

The Datang Pre-emptive Shares will represent (i) up to approximately 1.11% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 1.04% of the issued share capital of the Company as enlarged by the issue of the Placing Shares and the Datang Pre-emptive Shares (both assuming the maximum number of 1,500 million Placing Shares are successfully placed).

The Datang Subscription Shares will represent (i) up to approximately 6.17% of the existing issued share capital of the Company as at the date of this announcement; and (ii) up to approximately 5.49% of the issued share capital of the Company as enlarged by the issue of the Placing Shares and the Datang Subscription Shares (assuming the maximum number of 1,500 million Placing Shares are successfully placed).

A further announcement will be made upon the entering into by the Company of the agreement with Datang with respect to the Datang Subscriptions.

Special Mandate

The Datang Subscription Shares will be allotted and issued under the Special Mandate to be obtained from the Independent Shareholders at the EGM.

Application will be made by the Company to the Listing Committee for the grant of the listing of, and permission to deal in, the Datang Subscription Shares.

On the assumption that Independent Shareholders’ and necessary governmental approvals are successfully obtained, the maximum gross proceeds of the Datang Subscriptions will approximately be up to US$100 million.

RELEASE OF DATANG FROM LOCK-UP RESTRICTION

Reference is made to the 2008 Announcement and the Company’s announcement dated 7 July 2010 in relation to the potential release of Datang from the lock-up restriction. As disclosed in the 2008 Announcement, pursuant to the Datang Share Purchase Agreement, Datang is required not to transfer any Datang Existing Shares without the prior written consent of the Company for a period of two (2) years from the closing date of the Datang Share Purchase Agreement of 24 December 2008.

Datang has sought from the Company a release from the lock-up restriction not to transfer any Datang Existing Shares without prior written consent of the Company for a period of two years from the date of completion of the Datang Share Purchase Agreement.

The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way.

The Company has entered into the Amendment Letter with Datang to grant a release to Datang from the lock-up restriction as described above on the following principal terms:

Date

8 July 2010

Parties

(i)	The Company

(ii)	Datang

Amendment to the lock-up restriction

The Company agreed to waive the lock-up restriction imposed under the Datang Share Purchase Agreement subject to, among other things, the following conditions:

(i)	the Company obtaining the approval of the Independent Shareholders at the EGM to approve the Amendment Letter and its terms; and

(ii)	Datang agreeing to use all reasonable endeavours to ensure that any transfer will not create a disorderly or false market for the Shares.

The Amendment Letter constitutes a connected transaction and is subject to Independent Shareholders’ approval which will be conditional upon the completion of the Datang Subscriptions. Chen Shanzhi and Gao Yonggang, being Directors who have a material interest in the Datang Subscriptions and the release from the lock-up undertaking have abstained from approving the board resolutions approving above transactions.

LISTING RULES IMPLICATIONS

As Datang is a connected person (as defined in the Listing Rules) of the Company, the Datang Subscription Agreement and the Amendment Letter are subject to approval by the Independent Shareholders at the EGM. The Company will at the same time seek approval from its Independent Shareholders to grant a Special Mandate for the issue of the Datang Subscription Shares to Datang. To the best of the Company’s knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other Shareholder of the Company will be required to abstain from voting on the resolution for approving the Datang Subscription Agreement, the Special Mandate and the Amendment Letter, and the transactions contemplated thereunder at the EGM (except in relation to the potential TSMC Special Mandate).

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Subscriptions, the Special Mandate and the Amendment Letter other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable, whether the entering into of the Datang Subscription Agreement and the Amendment Letter and the proposal for the grant of the Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser.

The Independent Board Committee will appoint an independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Subscription Agreement, the Special Mandate and the Amendment Letter are fair and reasonable and the reasons thereof, whether the entering into of the Datang Subscription Agreement and the Amendment Letter are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders on how to vote.

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Shares constituting 7.37% of the enlarged issued share capital of the Company.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new Shares, subject to certain exceptions, TSMC has a pre-emptive right to purchase, a pro rata portion of the new Shares equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new Shares. TSMC’s pre-emptive right is applicable to the Placing, to Datang’s potential exercise of its pre-emptive right to subscribe for Shares in connection with the Placing and to any subscription of further Shares by Datang. Pursuant to the TSMC Share and Warrant Issuance Agreement, completion of any such Share issue to TSMC upon exercise of its pre-emptive right will be further subject to receipt of any required regulatory approvals. TSMC’s exercise of its pre-emptive right to subscribe for Shares in connection with the Placing and the potential Datang Subscription will be at a price equivalent to the Placing Price and conditional on the obtaining of the necessary governmental approval and (in respect of the potential Datang Subscriptions) the obtaining of the Shareholders’ approval for the TSMC Special Mandate.

The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Placing and the Datang Subscriptions for the above purpose and will provide TSMC with a final notice confirming the number of Placing Shares successfully placed and the number of Datang Further Shares. Pursuant to the TSMC Share and Warrant Issue Agreement, TSMC is deemed to have elected not to exercise the pre-emptive right with respect to its pro rata portion of the new Shares, being the TSMC Placing Shares and, upon the Datang Subscriptions, together with the TSMC Further Shares, if it does not respond to the final notice within ten (10) Business Days following the date thereof. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

General Mandate

If TSMC decides to exercise its right of pre-emption in connection with the Placing, the Company will enter into an agreement in respect of the subscription of up to 119,402,331 new Shares (the “TSMC Placing Shares”) of the Company (the “TSMC Placing Subscription”). The TSMC Placing Shares, if any, will be allotted and issued under the General Mandate pursuant to which the Directors are authorised to allot and issue up to 4,493,410,411 new Shares.

As at the date of this announcement, no new Shares have been issued and allotted pursuant to the General Mandate. The placing of and the allotment and issue of the TSMC Placing Shares (if applicable) are not subject to Shareholders’ approval.

Special Mandate

If Datang decides to proceed with the Datang Subscriptions and TSMC decides to exercise its right of pre-emption in connection with the Datang Subscriptions, the Company will enter into an agreement in respect of the subscription of up to 119,249,251 new Shares (the “TSMC Further Shares”) of the Company (the “TSMC Further Subscription”). The TSMC Further Shares (if any) will be allotted and issued under a special mandate to be obtained from the Shareholders at an extraordinary general meeting to be convened by the Company (the “TSMC Special Mandate”).

The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

REASONS FOR THE PLACING, THE DATANG SUBSCRIPTIONS AND THE ENTERING INTO THE AMENDMENT LETTER

The Placing

The Company is of the view that the Placing represents a good opportunity for the Company to broaden its shareholder base.

The Datang Subscriptions and the release from the lock-up restriction on Datang

The Company is of the view that the Datang Subscriptions will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Placing. The Company has been informed by Datang that it continues to view its holding in the Company as a long term and strategic investment, and that it will not dispose of the Shares currently held by it in any significant way. On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of the independent financial adviser, the terms of the Datang Subscriptions and the Amendment Letter are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS FROM THE PLACING AND THE DATANG SUBSCRIPTIONS

The Company proposes to use the net proceeds of the Placing and the Datang Subscriptions for the Group’s capacity expansion.

FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company did not have any fund raising activities on any issue of equity securities in the past twelve months before the date of this announcement.

EFFECTS OF THE PLACING AND SUBSCRIPTIONS ON SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming that there will be no change in the shareholding structure of the Company immediately before completion of the Placing and the Datang Subscriptions, the shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately after completion of the Placing but before completion of the Datang Subscriptions and (iii) immediately after completion of both the Placing and the Datang Subscriptions, on the assumption that (a) a maximum total number of 1,500 million Placing Shares will be subscribed for under the Placing; (b) a maximum number of 1,498,076,923 Datang Subscription Shares will be subscribed for under the Datang Subscriptions; and (c) there will be no other change to the issued share capital of the Company between the date of this announcement and completion of the Placing and the Datang Subscriptions respectively; and (d) the Placees do not and will not hold any Shares other than the Placing Shares, is as follows:

	As at the date		Immediately after completion of		Immediately after completion of
	of this announcement		the Placing but before		the Placing
			completion of the Datang		and the Datang Subscriptions
			Subscriptions
Name of Shareholder	Number of Shares	Approximate	Number of Shares	Approximate	Number of Shares	Approximate
		%		%		%
Datang Telecom	3,699,094,300 (note 1)	15.24%	3,699,094,300	14.35	5,197,171,223	19.06
Technology & Industry Holdings Co., Ltd.
Shanghai Industrial	410,008,000 (note 2)	1.69%	410,008,000	1.59%	410,008,000	1.51%
Investment (Holdings) Company Limited (“SIIC”)
	1,833,269,340 (note 3)	7.55%	1,833,269,340	7.12%	1,833,269,340	6.72%
Total for SIIC	2,243,277,340	9.24%	2, 243,277,340	8.70%	2, 243,277,340	8.23%
Sub-total	5,942,371,640	24.48%	5,942,371,640	23.06%	7,440,448,563	27.29
Public Shareholders:
- Taiwan	1,789,493,218	7.37%	1,789,493,218	6.94%	1,789,493,218	6.56%
Semiconductor Company Limited (“TSMC”)
- Placees	--	—	1,500,000,000	5.82%	1,500,000,000	5.50%
- Others	16,538,260,032	68.15%	16,538,260,032	64.18%	16,538,260,032	60.65%

Total	24,270,124,890	100%	25,770,124,890	100%	27,268,201,813	100%

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang.

(2)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. The Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

SUSPENSION AND RESUMPTION OF TRADING IN THE ADS

Trading in the Company’s ADSs on the NYSE was suspended from 9:30 a.m. (New York time) on 7 July 2010 at the request of the Company, and a request has been made to resume trading in the ADSs with effect from 9:30 a.m. (New York time) on 8 July 2010.

GENERAL

An EGM is proposed to be held during which ordinary resolutions will be proposed to the shareholders of the Company to approve (i) the Datang Subscription Agreement and the transaction contemplated thereunder, (ii) the Special Mandate, (iii) the Amendment Letter and (iv) the TSMC Special Mandate (if applicable). Datang and its associates (as defined in the Listing Rules) being connected persons in respect of the Datang Subscriptions, will abstain from voting on the above ordinary resolutions (except in relation to the potential TSMC Special Mandate). Any vote of the Independent Shareholders at the EGM will be taken by poll. The Company will make an announcement of the poll results in accordance with the relevant requirements under the Listing Rules as soon as practicable after the EGM.

A circular containing, among other things, further details on the Datang Subscription Agreement, the Special Mandate, the Amendment Letter, the TSMC Special Mandate (if applicable), and, a letter from the Independent Board Committee, an opinion from the independent financial adviser together with the notice convening the EGM to approve (i) the Datang Subscription Agreement, (ii) the Special Mandate, (iii) the Amendment Letter and (iv) the TSMC Special Mandate (if applicable) will be despatched to the Shareholders and in accordance with the requirements of the Listing Rules.

Shareholders and potential investors should note that completion of each of the Placing and the Datang Subscriptions is or will be subject to the fulfilment of the respective conditions precedent under the Placing Agreement and the Datang Subscription Agreement. As the Placing, the Datang Subscriptions and the potential TSMC Subscriptions may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

INFORMATION ABOUT SMIC

The Company is principally engaged in semiconductor manufacturing and sale thereof.

INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom Technology & Industry Group headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC. DEFINITIONS

The following terms have the following meanings in this announcement unless the context otherwise requires:

“2008 Announcement”	the announcement of the Company dated 8 November 2008
“2008 Datang Subscription”	the subscription of 3,699,094,300 Shares to be issued by the Company to Datang pursuant to the Datang Share Purchase Agreement
“ADS”	the American Depository Receipts issued by the Company which are being listed and traded on the NYSE
“Amendment Letter”	the amendment letter executed by the Company and Datang on 8 July 2010
“AGM”	the annual general meeting of the Company held on 3 June 2010
“Board”	the board of Directors
“Business Day”
a day (other than Saturday and other general holidays in Hong Kong and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a “black” rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon) on which the licensed banks in Hong Kong are generally open for business

“Closing Date”
15 July 2010 subject to the fulfilment of the conditions of the Placing or in the event that the conditions of the Placing are satisfied after
15 July 2010, on the Business Day after the satisfaction of the conditions of the Placing or such other date as the Company and the Placing
Agents may agree in writing

“Company”
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Shares and American Depositary Shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 981) and the New York Stock Exchange,
respectively

“connected person(s)”	has the same meaning ascribed to it under the Listing Rules
“Datang”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws
“Datang Existing Shares”	the 3,699,094,300 Shares subscribed by Datang pursuant to the Datang Share Purchase Agreement
“Datang Further Shares”	the number of new Shares which may be subscribed by Datang, which, together with the Datang Pre-emptive Shares, will fetch an aggregate purchase price of up to approximately US$100 million
“Datang Further Subscription”	the subscription of Datang Further Shares at the Datang Subscription Price subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals
“Datang Pre-emptive Shares”
an amount of shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing as will result in Datang’s percentage shareholding in the Company not being diluted by the Placing

“Datang Pre-emptive Subscription”	the subscription of Datang Pre-emptive Shares by Datang at the Datang Subscription Price subject to the obtaining of the approval of Independent Shareholders and necessary governmental approvals
“Datang Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 between the Company and Datang in connection with the 2008 Datang Subscription
“Datang Subscriptions”	collectively, the Datang Pre-emptive Subscription and the Datang Further Subscription, being the subscription of the Datang Subscription Shares
“Datang Subscription Agreement”	the agreement to be executed by the Company and Datang in relation to the Datang Subscriptions
“Datang Subscription Price”	HK$0.52 per Share, being equivalent to the Placing Price
“Datang Subscription Shares”	the aggregate of the Datang Pre-emptive Shares and the Datang Further Shares, being up to 1,498,076,923 new Shares to be subscribed under the Datang Subscription Agreement
“Director(s)”	the director(s) of the Company
“EGM”
the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Subscription Agreement, the Special
Mandate, the Amendment Letter and the TSMC Special Mandate (if applicable)

“General Mandate”	the general mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with up to 20% of the then issued share capital of the Company as at the date of the AGM
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	An independent committee of the board of directors of the Company that consists of all independent non-executive directors of the Company
“Independent Shareholders”	Shareholders other than Datang and its associates (as defined in the Listing Rules)
“Listing Committee”	the listing sub-committee of the board of the Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“NYSE”	the New York Stock Exchange, Inc.
“Macau”	the Macau Special Administrative Region of the PRC
“Placee(s)”	any person(s) or entity(ies) whom the Placing Agents and/or any of its agent(s) has procured to subscribe for any of the Placing Shares pursuant to the Placing Agreement
“Placing”	the placing of up to 1,500 million new Shares by the Placing Agent pursuant to the terms of the Placing Agreement
“Placing Agents” and each a “Placing Agent”	J.P. Morgan Securities (Asia Pacific) Limited and The Royal Bank of Scotland N.V., Hong Kong Branch
“Placing Agreement”	a conditional placing agreement dated 8 July 2010 entered into between the Company and the Placing Agents in relation to the Placing
“Placing Price”	HK$0.52 per Placing Share
“Placing Shares”	a maximum of 1,500 million new Shares to be placed under the Placing Agreement
“PRC”	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan
“Relevant Securities”	any new Shares, any securities convertible into or exchangeable into Shares or any warrants or other rights to subscribe for Shares
“SFC”	the Securities and Futures Commission
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
“Shareholder(s)”	holder(s) of Share(s)
“Share(s)”	share(s) of US$0.0004 each in the share capital of the Company
“Special Mandate”	the authority granted by the Independent Shareholders to the Directors to allot and issue the Datang Subscription Shares under the Datang Subscription Agreement
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“TSMC”	Taiwan Semiconductor Manufacturing Company, Ltd.
“TSMC Share and Warrant Issuance Agreement”	the share and warrant issuance agreement dated 9 November 2009 between the Company and TSMC in connection with the subscription of New Common Shares
“TSMC Further Shares”	up to 119,249,251 new Shares to be issued to TSMC pursuant to the exercise of its pre-emptive right under the TSMC Share and Warrant Issuance Agreement in connection with the Datang Subscriptions
“TSMC Placing Shares”	up to 119,402,331 new Shares to be issued to TSMC pursuant to the exercise of its pre-emptive right under the TSMC Share and Warrant Issuance Agreement in connection with the Placing
“TSMC Special Mandate”	the authority granted by the Shareholders to the Directors to allot and issue the TSMC Further Shares
“TSMC Subscription Shares”	the TSMC Placing Shares, if any, and the TSMC Further Shares, if any
“TSMC Subscriptions”
the potential TSMC Placing Subscription and TSMC Further Subscription, being the subscriptions of up to 238,651,582 new Shares by TSMC pursuant to the exercise of the pre-emptive right by TSMC under the TSMC Share and Warrant Issuance Agreement

“US Securities Act”	United States Securities Act on 1933, as amended
“US$”	United States dollars, the lawful currency of the United States of America
“%”	per cent.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer, Executive Director

Shanghai, 8 July 2010

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.